[CIRCUIT CITY LETTERHEAD]

May 16, 2008

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Circuit City Stores, Inc.

  Revised Preliminary Proxy Materials

Ladies and Gentlemen:

We are submitting for filing, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, a revised preliminary proxy statement and form of proxy with respect to our annual meeting of shareholders to be held on June 24, 2008.

On April 24, 2008, we filed preliminary proxy materials in connection with a potential contested solicitation at our annual meeting. As we disclosed in a Current Report on Form 8-K filed on May 9, 2008, we settled the potential contested solicitation. As a result, we have revised the preliminary proxy materials to remove references to any such solicitation and add a new proposal, the approval of an increase in the number of directors on our Board of Directors, to accommodate our settlement.

We would appreciate any comments on the revised preliminary proxy materials as soon as possible so that we can keep our annual meeting schedule.

Thank you very much for your assistance. Please contact me at (804) 486-4806 or jay_oakey@circuitcity.com if you have any questions.

Sincerely,

/s/ John M. Oakey, III
John M. Oakey, III Assistant General Counsel — Securities
cc:	Reginald D. Hedgebeth

Senior Vice President, General Counsel and Secretary